07021370

Exemption
82-34899

OLYMPIA
Trust Company
CORPORATE & SHAREHOLDER SERVICES

February 9, 2007

Filed Via SEDAR

RECEIVED
FEB 2 1 2007
213
MAIL PROCESSING SECTION
WASH. D.C.

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers
Government of New Brunswick, Securities Administration Branch
Nova Scotia Securities Commission
Toronto Stock Exchange

SUPPL

Dear Sirs:

Subject: Rockyview Energy Inc. (the "Corporation")
Notice of Meeting and Record Date

We are pleased to confirm the following information with respect to the Corporation's upcoming Annual General meeting of shareholders:

Meeting Date:	April 19, 2007
Record Date for Notice:	March 6, 2007
Record Date for Voting:	March 6, 2007
Beneficial Ownership Determination Date:	March 6, 2007
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
ISIN Number:	CA77483T1003
Meeting Location:	Calgary, Alberta

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Corporation.

Yours truly,

OLYMPIA TRUST COMPANY

PROCESSED
MAR 0 2 2007
THOMSON
FINANCIAL

signed "Dan Young"

Dan Young
Jr. Corporate Administrator
Corporate & Shareholder Services
Direct Dial (403) 261-0900 Ext. 5023

cc: CDS & Co.

END